Philip K. Yachmetz Senior Vice President – Corporate Strategy & General Counsel Tel: 732-565-4705 Fax: 732-418-9065

November 8, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Attention: Mr. Jim Peklenk

Re:	SAVIENT PHARMACEUTICALS, INC.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-Q for the quarter ended March 31, 2005
Filed May 10, 2005
File No. 000-15313

Ladies and Gentlemen:

Savient Pharmaceuticals, Inc. (“Savient” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated September 20, 2005, from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant of the Commission. The comment letter relates to our Annual Report on Form 10-K for fiscal year ended December 31, 2004 (the “2004 Form 10-K”) filed with the Commission on March 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the Commission on May 10, 2005.

For convenient reference, we have included below in italicized type each of the Staff’s comments set forth in the comment letter and have keyed our responses to the numbering of the comments and the headings used in the comment letter.

We hereby advise you as follows:

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion And Analysis of Financial Condition And Results Of Operations, page 36

Critical Accounting Policies and the Use of Estimates, page 37

Securities and Exchange Commission
November 8, 2005

Revenue Recognition, page 38

1.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure. Please disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts, promotional allowances, rebates, chargebacks, reimbursements relating to Medicaid and Medicare and other allowances) in your sales discussions, particularly for significant recent product launches. Your critical accounting policy should explain how you assess returns of new products, levels of inventory in the distribution channel, estimated shelf life, price changes for competitors and generics and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand) to assist you in such critical estimates.

Please provide a rollforward of the estimate account for each significant revenue dilution item that shows the following: 1) beginning balance, 2) current provision related to sales made in current period, 3) current provision related to sales made in prior periods, 4) actual charges in current period related to sales made in current period, 5) actual returns in current period related to sales made in prior periods, 6) ending balance. If you are unable to provide the above-noted rollforwards, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true.

Please provide, in disclosure-type format, for each type of significant dilution from revenue, the following information (preferably in tabular format) to accentuate management’s review of significant dilution estimates:

•	The total amount (in sales dollars) by product in the distribution channel (i.e., at wholesalers) as of the balance sheet date, and disaggregated by period of original sale or shipment; also disclose how management gathered such information (e.g., internal projections? Third-party surveys? Confirmation from wholesalers?),

•	To what extent management used the above-noted distribution channel information to estimate potential exposure for each type of significant revenue dilution, and

•	Discuss how product expiration and/or other relevant dilution reserve factors impacts the various dilution reserve estimates. Other factors might include estimated shelf life, price changes from competitors and generics and expected introductions of new products that may result in larger than expected returns of current products.

Securities and Exchange Commission
November 8, 2005

If applicable, provide in disclosure-type format, any shipments made to wholesalers wherein such shipments are as a result of incentives or in excess of the wholesaler’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

Response:

As a preface to this response, the Company directs the Staff to its October 26, 2005 press release which disclosed that the Company is in the process of amending the 2004 Form 10-K to include restated financial statements as of December 31, 2002, 2003, and 2004 and for the fiscal years then ended. The Company is also preparing to file an amendment to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. The Company has determined that these restatements are required as the result of an error made in connection with estimating product return and inventory reserves related to sales of the Company’s Oxandrin products. It has been determined that an error had occurred in these prior financial periods due to an “oversight or misuse of facts that existed at the time the financial statements were prepared.”1 The error related to data that was known and knowable, however management did not appropriately contemplate the data that was available when making its original reserve assessments. Therefore, in order to address the Commission’s questions, the Company presents information herein related to the originally filed financial statements, information that was known and knowable at the time of the filings, and current information under ongoing evaluation in connection with our in-process restatements. We expect to file the above-referenced amendments to our periodic filings on or about December 26, 2005. Therefore, all information provided herein related to such amendments and restatements is preliminary and thus is subject to change. In addition, this information has not been subject to audit or review procedures.

*     *     *     *

Information related to the Company’s product revenue recognition policy and product revenue dilution items is as follows:

1. - Product Revenue Recognition. Product sales are recognized when title to the product has transferred to the Company’s customers in accordance with the terms of the sale. The Company’s policy is and always has been to recognize revenue in accordance with the Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” as amended by Staff Accounting Bulletin No. 104 (together, “SAB 104”), and FASB Statement No. 48 “Revenue Recognition When Right of Return Exists” (“FAS 48”). SAB 104 states that revenue should not be recognized until it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met:

1 In accordance with APB 20, Accounting Changes, paragraph 13.

Securities and Exchange Commission
November 8, 2005

(1)	persuasive evidence of an arrangement exists;
(2)	delivery has occurred or services have been rendered;
(3)	the seller’s price to the buyer is fixed and determinable; and
(4)	collectibility is reasonably assured.[2]

FAS 48 states that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if:

(1)	the seller’s price to the buyer is substantially fixed or determinable at the date of sale;
(2)	the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;
(3)	the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;
(4)	the buyer acquiring the product for resale has economic substance apart from that provided by the seller;
(5)	the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and
(6)	the amount of future returns can be reasonably estimated.[3]

FAS 48 provides further guidance related to potential factors that may impair the ability of management to make a reasonable estimate. These include:

(1)	the susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand;
(2)	relatively long periods in which a particular product may be returned;
(3)	absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers; and
(4)	absence of a large volume of relatively homogeneous transactions.[4]

SAB 104 also provides guidance for determining if returns can be reasonably estimated; additional factors that should be considered include:

(1)	significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as channel stuffing);
(2)	lack of visibility into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users;
(3)	expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products;

2 SAB 104, section 1, “Revenue recognition – general.”
3 FAS 48, paragraph 6.
4 FAS 48, paragraph 8.

Securities and Exchange Commission
November 8, 2005

(4)	the significance of a particular distributor to the registrant’s (or a reporting segment’s) business, sales and marketing;
(5)	the newness of a product;
(6)	the introduction of competitors’ products with superior technology or greater expected market acceptance; and
(7)	other factors that affect market demand and changing trends in that demand for the registrant’s products.[5]

The Company’s net revenues represent total revenues less allowances for returns, Medicaid rebates, other government rebates, discounts, commissions, and distribution fees. A summary of the annual deductions taken from gross product sales to arrive at net product sales, as previously filed in the 2004 Form 10-K and with placeholders for the restated balances, is as follows:

($ in thousands)			Year Ended December 31,

	2002	2002	2003	2003	2004	2004

	(As filed)	(Restated)	(As filed)	(Restated)	(As filed)	(Restated)
U.S. gross pharmaceutical product sales	$76,121		$84,544		$71,095
Less: Allowances for returns	10		94		13,114
Allowances for Medicaid rebates	5,094		7,005		5,188
Allowances for other government rebates	2,665		2,704		1,486
Commercial discounts	273		1,788		1,699
Commissions	2,796		176		-
Distribution fees	4,092		2,870		1,033

U.S. pharmaceutical product sales, net	61,191		69,907		48,575

Global biologic product sales	28,570		27,793		23,411
Oral liquid pharmaceutical products	6,346		27,146		34,023

Product sales, net	$96,107		$124,846		$106,009

2. - Allowance for returns. In the United States, the Company sells three commercial products as summarized below:

Product	Expiration period (in years)	Launch date

Oxandrin 10mg	2	September 2002
Oxandrin 2.5mg	5	December 1995
Delatestryl	5	July 1975

Prior to 2003, the Company primarily sold Oxandrin 2.5mg and Delatestryl in the United States through Accredo Health Incorporated (“Accredo”) which had acquired Savient’s original distributor, Gentiva Health Services Corporation (“Gentiva”), in June 2002. Under the sales contract with Gentiva, title to the product passed upon receipt with the right to receive replacement product (as opposed to a full right of return) for expired or damaged goods. In addition, the contract provided that the replacement of expired product was to be based upon Gentiva’s management of all Savient products on a first-in-first-out basis.

5 SAB 104, section 4b, “Estimates and changes in estimates.”

Securities and Exchange Commission
November 8, 2005

In September 2002, in conjunction with its launch of Oxandrin 10mg, the Company began to change its method of distribution, adopting the more common industry practice of selling directly to drug wholesalers. Product was shipped to each wholesaler and invoiced by the Company’s third-party fulfillment center. In all cases, contracts with wholesalers provided wholesalers the right to return any expired product for credit at the original purchase price.6 Accredo continued to sell product until it liquidated its inventory in March 2003. Starting in April 2003, the Company sold all of its products directly to wholesalers.

The error that has led to the Company’s impending restatements stems primarily from the launch of Oxandrin 10mg in September 2002. At that time, the Company’s historic product return experience for Oxandrin 2.5mg and Delatestryl was insignificant ($10,000 in 2002 and $94,000 in 2003 against sales of $76.1 and $84.5 million during the corresponding periods) and therefore led to the consistent, but erroneous, conclusion that a return reserve would not be required for Oxandrin 10mg. The consistency conclusion was borne from the fact that Oxandrin 10mg was merely a dosage variance7 on a product that the Company had been selling for years with immaterial returns. However, in early 2004, the Company began receiving returns of Oxandrin 10mg, and to a lesser extent Oxandrin 2.5mg, which had reached the end of its shelf life. At that time, the Company determined that an adjustment would be required to accrue for future returns. This return reserve adjustment was based, in part, on notifications received from customers advising the Company, through its third-party fulfillment center, of their intent to return product. The Company subsequently determined that certain of those reported returns were in error in that actual units of product returned were significantly less than the amounts originally expected to be returned. The Company also has determined that in recording its reserves for product returns and inventory it had failed to properly evaluate this data and the resulting impact on such reserves.

In conjunction with its restatement efforts, the Company has now reviewed the actual returns history related to each of its products. In addition, the Company has reviewed the information that was known and knowable prior to its filing of its Annual Reports on Form 10-K for the fiscal years ended December 31, 2002, 2003 and 2004. The preliminary findings are as follows:

[6]	The Company’s return policy allows product to be returned six months prior to, and within a range of six to twelve months, depending upon the arrangement terms, after the expiration date.
[7]	Either dosage level may be prescribed for most indications. The daily average consumption (DACON) of Oxandrin as compiled by IMS Health Incorporated is approximately 20mg (i.e., 2 pills of Oxandrin 10mg or 8 pills of Oxandrin 2.5mg).

Securities and Exchange Commission
November 8, 2005

•	Oxandrin 10mg:

	o	Return reserves – Between June and September 2002, the Company produced lots totaling 60,740 bottles of Oxandrin 10mg that were intended to be sold for regular distribution. Documentation available at the time indicates that Company had forecast that demand for the product would be approximately 3,000 bottles per month. Therefore, there was an apparent disconnect by not linking the amount of product per the 2002 lot productions with the amount of forecasted demand. Based upon this data, the Company could not have sold off the 2002 lot productions for a period of approximately 20 months which would exceed its average expiry dating by approximately 1-2 months. Using this information and projected demand run rates, the Company could have and should have concluded that a valuation reserve (return reserve or inventory valuation reserve) on the 2002 lot productions would be appropriate. With the benefit of hindsight, the Company has determined that the actual return rate on the 2002 lot productions was approximately 9.0% (see Analysis A which has been provided supplementally to the Commission). The 2002 lot productions were sold into the channel during 2002, 2003 and early 2004. For the restatement, the Company will evaluate how the return rate on the 2002 production lots affected net sales for 2002 through 2004. The Company did not ship short dated product (i.e., product that would expire within a relatively short period of time) into the channel related to the 2003 and 2004 lot productions, and therefore it is anticipated that the restated return rates on these productions will be lower than that of the 2002 lot productions. Any inventory on hand at the Company in excess of demand will be accounted for as an inventory valuation adjustment.

o	Inventory valuation – A portion of the 2002 production lots were not sold prior to expiration.[8] Therefore an inventory valuation adjustment for these production lots will most likely be necessary. An inventory valuation adjustment will most likely not be required for the 2003 lot productions due to lower production levels that were in line with demand. However, it appears that 2004 production levels have exceeded the Company’s demand projections. The Company is continuing its evaluation and will consider the need to restate its inventory balances. If necessary the Company will create an appropriate obsolescence reserve.

[8]	These units represent product that was not sold into the channel for demand reasons and also for product that was donated internationally, for grant drug studies, or for compassionate care.

Securities and Exchange Commission
November 8, 2005

•	Oxandrin 2.5mg:

	o	Return reserves – As described above, prior to April 2003, the Company sold product to Gentiva whereby title to the product passed with only the right to receive replacement product for expired or damaged goods. Starting in April 2003, the Company began selling Oxandrin 2.5mg directly to wholesalers. Under the direct to wholesaler practice, the Company transitioned from replacing returns with new product to issuing credit for product. Through 2003 the Company had experienced minimal returns for either replacement or credit. In 2004, Oxandrin 2.5mg began experiencing slightly more returns for credit, which the Company believes was the result of market erosion from the 10mg product introduction. The actual return rate for Oxandrin 2.5mg was approximately 0.5% (see Analysis B which has been provided supplementally to the Commission). This return rate related to 1999 base year lot productions. For the restatement, the Company has estimated that the return rate will be similar for subsequent lot productions since the level of product being sold into the channel has been consistent with projected demand (even during periods of reduced demand), and the level of product in the channel has remained at a consistent and reasonable level. In addition, Oxandrin 2.5mg has more channel flexibility because it has five year expiration dating.

	o	Inventory valuation – The Company also had inventory overproduction issues with Oxandrin 2.5mg. Before 2002 (and before the introduction of Oxandrin 10mg which eroded the Oxandrin 2.5mg demand), the Company’s production was consistent with an increasing demand trend for Oxandrin 2.5mg. As demand began to decline due to the Oxandrin 10mg launch, the Company continued to produce Oxandrin 2.5mg at high levels in 2003 and didn’t begin to curtail its production levels until 2004. The Company therefore will evaluate the effect and will consider the need to restate its inventory balances. If necessary the Company will create an appropriate obsolescence reserve.

Delatestryl:

	o	This product followed the same distribution process chronology as Oxandrin 2.5mg. The Company has experienced minimal actual returns of Delatestryl, and therefore does not anticipate having any material restatement adjustments related to this product.

Securities and Exchange Commission
November 8, 2005

For the restatement and going forward, the Company plans to evaluate many qualitative and quantitative information points to assist with the determination of product specific return reserves and inventory valuations. These information points include, but are not limited to, the following:

•	Product launches – The Company’s only recent product launch was that of Oxandrin 10mg in September 2002. As described above, the level of product that was initially manufactured outpaced the anticipated demand for the product which led to inventory valuation issues and product returns. For future product launches, the Company will analyze projected product demand and production levels in order to estimate return and inventory reserve allowances.

•	Product manufacturing – As previously described, the Company has not accurately monitored and accounted for its inventory production levels. Overproduction has had an adverse impact on inventory valuation and rates of return. The Company will restate historical periods as deemed necessary and has implemented improved operational planning that will keep production levels in line with anticipated demand.

•	Level of product in the distribution channel – From the third quarter of 2002 through the first quarter of 2004, the Company followed the practice of offering customers quarter-end promotions and pricing incentives with specified maximum purchases to ensure that supplies in the distribution channel would be sufficient to avoid stock outs. Analyses have shown that although these quarter-end promotions caused wholesaler buying spikes, the channel was not inflated. Based upon our preliminary review of the wholesaler inventory and third-party prescription data[9] that were and are available to the Company, approximately 2.4, 3.3, and 3.5 months of Oxandrin 10mg was in the channel at the end of 2004, 2003, and 2002, respectively (see Analysis C which has been provided supplementally to the Commission). Given the two year expiration dating on the product, these channel figures appear to be within a reasonable range. However, these figures have significance when coupled with the fact that short dated product was released into the channel at the end of 2003 and early 2004 (which were still related to the Oxandrin 10mg 2002 production lots). Refer to the succeeding discussion on estimated shelf life for a discussion on how the Company temporarily mitigated this situation in 2003 and how the Company has taken additional measures via policy and business model changes to reduce short dated product in the channel. Based upon our preliminary review of the wholesaler inventory and third-party prescription data that were and are available to the Company, approximately 3.9, 3.6, and 1.3 months of Oxandrin 2.5mg was in the channel at the end of 2004, 2003, and 2002, respectively (see Analysis C which has been provided supplementally to the Commission). Given the five year expiration dating on the product, these channel figures also appear to be within a reasonable range.[10]

[9]	Third party prescription data was sourced from Prometrics for 2002 and from IMS Health Incorporated for 2003 through 2005.
[10]	Channel information could not be estimated for Delatestryl due to the lack of available demand data. However, the Company is continuing to evaluate all available data. As previously described, the Company has experienced minimal returns of Delatestryl. Given the long product history, five year expiration dating, and declining sales levels, the Company does not anticipate any material restatement adjustments for this product.

Securities and Exchange Commission
November 8, 2005

•	Estimated shelf life – As previously described, the Oxandrin 10mg 2002 production lots completed its sell through to wholesalers in early 2004 (using a first-in, first-out estimation approach). Therefore, the overproduction of the initial lots led to short dated product being sold into the channel in 2003 and 2004 which subsequently led to product expiration and related returns. The Company reduced its production of Oxandrin 10mg from 60,740 bottles in 2002 to just 21,602 bottles in 2003. This reduction was not the result of diminishing demand, as demand continued to rise during this period. The 2003 production lots have an actual return rate to date[11] of 2.6% which is considerably lower than the return rate on the 2002 lots. In 2004, the Company manufactured 54,346 bottles, which production level exceeded demand estimates. However, the Company did not ship any of the 2004 lot productions into the channel that had short dating. As described above, the restatement will likely include inventory valuation adjustments for product on hand at the Company that exceeds forecasted demand.

The Company is also taking additional measures to reduce issues associated with short dated product in the channel. In early 2005, the Company formalized a policy that stipulates that only product with 12 months of remaining expiry life should be sold into the channel. This policy has been established with the Company’s third party distributor, ICS.[12] The Company expects that adherence to this policy and the continuation of reasonable channel inventory levels will result in lower return rates. In addition, the pharmaceutical industry wholesaler distribution model has recently undergone significant reforms. An overview of these reforms was summarized by Cardinal Health (a major wholesaler utilized by Savient to distribute its products) in its most recent Form 10-K filing:

The Company has established a compensation system that is significantly less dependent on manufacturers’ sales or pricing practices, and is based on the services provided by the Company to meet the unique distribution requirements of each manufacturer’s products. During fiscal 2005, the Company worked with individual branded pharmaceutical manufacturers to define fee-for-service terms that adequately compensate the Company based on the services being provided to such manufacturers. The initial fee-for-service transition is essentially complete, which should help reduce earnings volatility in the segment.[13]

In November 2004, the Company entered into a Distribution Services Agreement (the “DSA”) with Cardinal Health. The DSA specifically limits the amount of inventory to be held by Cardinal Health to a maximum of 45 days. These DSA terms are consistent with the industry’s movement toward a fee-for-service approach which has become synonymous with better channel inventory management, higher levels of channel transparency, and more consistent buying and selling patterns.

[11]	This return rate relates to 13,321 units that were manufactured in July 2003 and have been estimated to have been sold through to wholesalers by August 2004 (using a first-in, first-out approach). The remaining 2003 production of 8,281 units were manufactured in October 2003, however the return data related to sales of this production is insufficient at this point since the product has just approached its expiration date. The July 2003 product reached its expiration in July 2005, however the return data is not finalized since returns will continue to be accepted for one year after expiration (i.e. July 2006) in accordance with the Company’s return policy.
[12]	The policy is outlined in the ICS Product Setup Information within the “Short Date Parameter” guidelines.
[13]	Annual Report on Form 10-K of Cardinal Health Inc. for the year ended June 30, 2005 filed on September 12, 2005, page 9.

Securities and Exchange Commission
November 8, 2005

Since a majority of the Company’s sales flow through three large wholesalers, these industry changes will have a direct impact on the Company’s future sales to wholesalers, inventory management, product returns, and estimation capabilities, a fact that we will adequately discuss in our MD&A.

•	Product generics – Since 2002, the Company has been monitoring the possibility of an Oxandrin generic approval. For 2003 and 2004, it was thought that an Oxandrin 2.5mg generic may be possible. During this time, the Company did not think it was possible for an Oxandrin 10mg generic to be released since the 10mg product launched later and there would not be sufficient time for generic manufacturers to perform the prerequisite studies. For 2005, the Company believes that any generic release will likely have both strengths approved as generic companies would have now had sufficient time to do the necessary bioequivalence studies on the 10mg. The eventual approval and release of an Oxandrin generic would result in a projected erosion of the brand between 75 to 90 percent within a 12 month period, consistent with the erosion rate of other pharmaceutical products. At this point it is unclear why a generic has not yet been approved, but it may be a combination of Savient petitions to the FDA, general concern about safety related issues at the FDA, or technical problems with the filers. The Company has argued in its citizen’s petitions filed with the FDA that, due to the unique chemistry characteristics of Oxandrin, standard bioequivalence studies for approval of a substitutable generic are insufficient. Oxandrin interacts significantly with Warfarin, a blood thinning agent used in the elderly, requiring considerable downward adjustment when used in combination. Improper dose adjustment could create a serious safety issue and since a significant number of Oxandrin patients are elderly, the petition specifically recommends the completion of Warfarin interaction trials in addition to bioequivalence studies for generic approval. The FDA has previously commented that the Company’s arguments presented in the petition had merit and, if adopted by the FDA, the need for such trials could add six to twelve months to the review and approval process for a generic product.

On a going forward basis, management will continue to monitor the progress of generic filings and other competing product introductions and will make the appropriate financial statement provisions if there is credible evidence of impending market erosion.

3. - Allowances for Medicaid and other government rebates. The Company’s contracts with Medicaid and other government agencies such as the Federal Supply System commit us to providing those agencies with our most favorable pricing. This ensures that the Company’s products remain eligible for purchase or reimbursement under these government-funded programs. Based upon our contracts and the most recent experience with respect to sales through each of these channels, the Company provides an allowance for rebates. The Company monitors the sales trends and adjusts the rebate percentages on a regular basis to reflect the most recent rebate experience. In conjunction with the review of product estimates related to the impending restatement, the Company is also in the process of evaluating the accuracy of its previous rebate accrual estimates.

Securities and Exchange Commission
November 8, 2005

4. - Commercial discounts. With the introduction of Oxandrin 10mg in September 2002 and the further change in the method of sale and distribution in March 2003, the Company began to sell directly to drug wholesalers. Terms of these sales varied, but generally provided for invoice discounts for prompt payment. These discounts were recorded by the Company at the time of sale. As discussed above, from the third quarter of 2002 through the first quarter of 2004, the Company also offered quarter-end promotions and pricing incentives.

5. - Commissions. In April 2000, the Company signed an agreement with the Ross Products Division of Abbott Laboratories (“Ross”) to co-promote Oxandrin in the U.S. long-term care and home care market. Through January 2003, Ross was paid a commission on sales to defined accounts less the discount we provided Ross on its purchases of Oxandrin 2.5mg. The discount was reflected as commissions and deducted from gross pharmaceutical product sales. Pursuant to the January 1, 2003 amendment, Ross was paid a direct commission on the purchases of Oxandrin by healthcare providers in the long-term care market. This commission is reflected as commissions and royalties expense in the Company’s consolidated statements of operations. Effective December 31, 2005, the agreement with Ross will be terminated.

6. - Distribution fees. Through September 2002, Accredo received fees for the distribution of product and related services based upon a percentage of its sales of Oxandrin 2.5mg and Delatestryl. Beginning in October 2002 and continuing through April 2004, Nova Factor, Inc. (“Nova Factor”), an indirect subsidiary of Accredo, assumed responsibility for distribution of Oxandrin 2.5mg, Oxandrin 10mg, and Delatestryl. For those services, Nova Factor received a fee based upon a percentage of product sales. In May 2004, Savient replaced Nova Factor with a new distributor, Integrated Commercialization Services, Inc. (“ICS”) who is compensated on the basis of a flat monthly fee plus a per transaction fee for specified services. The Company also records distribution fees associated with wholesaler distribution services.

7. - Global biologic product sales. Savient sold the products of its biologics manufacturing business primarily on a bulk basis under third-party licensing and distribution agreements. As such, there are no allowances or reserves provided as there are no returns, rebates or deductions to be taken.

8. - Oral liquid pharmaceutical products. The Company sells its oral liquid pharmaceutical products directly to hospitals and retail pharmacies in the United Kingdom. Certain controlled drugs are distributed through national and regional wholesalers because of their unique storage and delivery requirements. Customer inventory levels are generally low due, in part, to relatively small production runs and oftentimes short shelf life for oral liquid pharmaceutical products whereby customer order levels are closely monitored. The Company maintains an allowance for returns of approximately $30,000 primarily for incorrect order quantities which have been insignificant over the past three years. In addition, pricing is mandated by the United Kingdom government under separate pricing schemes for branded and generic pharmaceuticals. Accordingly, there are no rebates or other adjustments made to sales once they are shipped, invoiced and recorded. The Company maintains an allowance for doubtful accounts equal to approximately one percent of annual trade receipts (see response to the Accounts Receivable inquiry below).

Securities and Exchange Commission
November 8, 2005

See Analysis D, which has been provided supplementally to the Commission, for the summary rollforward for each balance sheet revenue dilution allowance account (as originally filed). As previously described, the Company will be restating its financial statements which will effectively push back the required return reserve to each appropriate sales period.

See also Exhibit 1, which has been provided supplementally to the Commission, for a preliminary draft of the Company’s restated “Critical Accounting Policies and the Use of Estimates” section which includes the draft disclosures of the restated product revenue recognition policy, allowance for returns, and inventory valuation allowance.

Accounts Receivable, page 39

2.	We note the Allowance for doubtful accounts is not included in your Schedule II –Valuation and Qualifying Accounts, page 89. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure. Please include a roll-forward table of the amount of your reserve estimates for each period presented that shows the following: l) beginning balance, 2) current provision related to factors in current period, 3) current provision related to factors occurring in prior periods 4) ending balance. If you are unable to provide the above-noted roll-forward, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true. Also include what the day’s sales outstanding for each reporting period is along with a discussion of the significant changes.

Securities and Exchange Commission
November 8, 2005

Response:

The Company’s allowance for doubtful accounts for the periods presented in its Annual Report on Form 10-K for the Fiscal year ended December 31, 2004 were immaterial and therefore the rollforward schedule was not disclosed.

The Company extends credit to customers based on an evaluation of the customer’s financial condition and generally does not require collateral. The payment terms of accounts receivable vary by business customer type. Sales of bulk biologics or bulk pharmaceuticals are completed on a contract-by-contract basis and may have payment terms up to 90 days. Sales to U.S. drug wholesalers are due within 30 days. The Company’s days sales outstanding for its core U.S. operations averaged approximately 45 days. The Company has had certain concentrations within its credit sales. During 2002, the Company made approximately 65% of its sales (as originally filed) to two customers (including its distributor at the time). During 2003 and 2004, the Company primarily sold to wholesalers of which three large wholesalers accounted for approximately 44% and 53% of total sales (as originally filed), respectively. To date, the Company has had minimal collection issues with these entities. Accordingly, the Company has provided no allowance for doubtful accounts in 2004, 2003, or 2002 related to its core U.S. operations. Savient’s U.K. subsidiary has recorded an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, its previous loss history, and the customer’s current ability to pay its obligations. Additions to the U.K. allowance for doubtful accounts related to sales between 2002 and 2004 have been insignificant. A rollforward of the allowance for doubtful accounts activity is provided on Analysis E, which has been provided supplementally to the Commission.

See also Exhibit 1, which has been provided supplementally to the Commission, for a preliminary draft of the Company’s restated “Critical Accounting Policies and the Use of Estimates” section which includes the draft disclosures related to accounts receivables.

Financial Statements – December 31, 2004

Note 1 – Organization and Summary of Significant Accounting Policies, page 60

j. Revenue recognition, page 63

3.	We note your significant adjustment here related to returns of Oxandrin. We also note other discussions in the document related to the potential generic competition for Oxandrin. Please explain to us how you monitored the inventory levels of this drug at the retail customer level. Include why you felt that no reserve was required until all of it started to be returned near the end of its expiration period. Please note that we may have additional comments in this area once the issues described in your Form 8-K filed August 15, 2005 are resolved.

Securities and Exchange Commission
November 8, 2005

Response:

As previously described, the Company is in the process of restating its financial statements for the periods under inquiry as a direct result of errors in connection with Oxandrin 2.5mg and 10mg return and inventory reserve estimates. Refer to the first response above for additional comments regarding generic competition and channel visibility. In addition, the retail customer level is traditionally an area with low visibility for all pharmaceutical manufacturers. Most individual retail outlets only carry minimal quantities of product. Based upon other metrics that are available including inventory sold into the channel, inventory on hand at the wholesalers, and prescription demand for the Company’s products, management has estimated the amount of product in the entire channel and has utilized this data in determining its restated return estimates.

Note 2 – Acquisitions and Investments, page 67

(b)	Acquisition of Myelos Corporation, page 69

4.	We note that you recorded negative goodwill associated with this purchase to the extent that the value of your in-process research and development exceeded the purchase price paid. Please provide us your analysis with references to the specific paragraphs within the accounting literature upon which you relied that supports your accounting treatments both at the time of the acquisition and post adoption of FAS 141.

Response:

For the Commission’s reference, a similar inquiry was previously the subject of a May 31, 2001 letter to the Company containing comments of the Staff. The Company replied by letter to the Staff’s comments on July 10, 2001. We did not receive any follow up inquiries from the Commission and have therefore assumed that the Staff did not disagree with the responses contained in the Company’s letter. See also Exhibit 2, which has been provided supplementally to the Commission, for a copy of our July 10, 2001 letter.

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At the time of the acquisition of Myelos, APB 16, Business Combinations, was still in effect and the transaction was treated as a purchase. APB 16 states that “The total market or appraisal values of identifiable assets acquired less liabilities assumed in a few business combinations may exceed the cost of the acquired company… If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost should be classified as a deferred credit and should be amortized systematically to income over the period estimated to be benefited but not in excess of forty years. The method and period of amortization should be disclosed.”[14] In addition, APB 16 discusses negative goodwill: “A deferred credit for an excess of assigned value of identifiable assets over cost of an acquired company (sometimes called “negative goodwill”) should not be recorded unless those assets are reduced to zero value.”[15]

14 APB 16, paragraph 91.
15 APB 16, paragraph 87.

Securities and Exchange Commission
November 8, 2005

In June 2001, the FASB approved SFAS 141 and 142 entitled Business Combinations and Goodwill and Other Intangible Assets, respectively. SFAS 141 is applied to all business combinations initiated after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001. As a result of the adoption of SFAS 142, beginning in 2002 the Company no longer amortized the negative goodwill resulting from the Myelos acquisition, which, as a result, reduced general and administrative expense. Under SFAS 142, the negative goodwill balance which remained at December 31, 2001 will be maintained on the Balance Sheet as a deferred credit until it is either netted against the contingent payments, if any, made to the former Myelos shareholder or reflected in net income as an extraordinary items should the contingent payments not become due. The adoption of SFAS 141 had no impact on Savient’s consolidated financial statements. The only impact of the adoption of SFAS 142 on Savient financial statements is that the negative goodwill recorded in connection with the Myelos acquisition will no longer be amortized. In addition, as disclosed within Subsequent Events on page 88 of the 2004 Form 10-K, the Company has halted clinical trials which have reduced the chances of obtaining FDA approval for Prosaptide. However, the Company is continuing to analyze all the available data from certain pre-clinical pharmacology studies. When the whole of the Prosaptide data set has been thoroughly reviewed by Savient staff and a panel of independent experts, Savient will determine whether or not the Company will pursue alternative analgesia indications, or further explore the potential of Prosaptide to treat peripheral neuropathy in HIV/AIDS and other diseases.

Note 8 – Commitments and Contingent Liabilities, page 73

e., page 74

5.	Please provide to us in disclosure format a discussion of the amounts that are being sought in each of the litigations described here.

Response:

The Company will provide an update to the Commitments and Contingent Liabilities disclosure in its restated financial statements. The Company is not aware of any specific damage amounts being sought in the previously disclosed matters other than unspecified compensatory damages.

See also Exhibit 1, which has been provided supplementally to the Commission, for a preliminary draft of the Company’s restated “Critical Accounting Policies and the Use of Estimates” section which includes our preliminary litigation disclosure.

Securities and Exchange Commission
November 8, 2005

Form 10-Q for the quarter ended March 31, 2005

Consolidated Statements of Cash Flows, page 4

6.	We note that you include all changes related to your assets and liabilities held for sale in “Cash Flows from Operating Activities.” Please explain to us the appropriateness of this presentation given that the changes in those assets and liabilities may represent investing and financing activities.

Response:

Note 18 – Subsequent Events contained in the 2004 Form 10-K disclosed the execution of a definitive agreement to sell our global biologics manufacturing business. Effective the first quarter of 2005, the global biologics manufacturing business was to be accounted for as a discontinued business in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. It was intended however, that Savient would be maintaining an on-going relationship with the buyer of the business (Ferring USA) upon the signing of a definitive agreement to co-promote a product in the United States.

Upon further analysis, the on-going relationship with the global biologics manufacturing business should not have been considered a discontinued operation in accordance with EITF No. 03-13, Applying the conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations. Since significant continued cash flows were to be generated from the continuation of activities between the Company and the disposed component, the classification of the global biologics manufacturing business as “assets held for sale” was deemed appropriate. In addition, the net assets were disclosed on page 11 of the Form 10-Q for the quarter ended March 31, 2005, of the global biologics manufacturing business. The cash flows for the quarterly period pertaining to these net assets related to operating activities.

The continued cash flows that were generated (and that resulted from the continuation of activities between Savient and the disposed component) were the criteria that were used in determining whether to classify as discontinued operations or assets held for sale in the original filing. Since the determination was made based upon continued involvement in on-going operations, the classification of changes in the assets held for sale as operating activities was deemed appropriate. In addition, the net assets were disclosed on page 11 of the Form 10-Q for the quarter ended March 31, 2005, of the global biologics manufacturing business. The cash flows for the quarterly period pertaining to these net assets related to operating activities.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned at by telephone at 732-565-4705 or by telecopier at 732-418-1764. Thank you for your assistance.

Respectfully submitted,

SAVIENT PHARMACEUTICALS, INC.

By:	/s/ Philip K. Yachmetz

Philip K. Yachmetz Senior Vice President – Corporate Strategy, General Counsel and Secretary